Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES EXPIRY OF
NET PROCEEDS OFFER OF ITS 9.125% SERIES 1 SENIOR
UNSECURED DEBENTURES DUE 2017

Edmonton, Alberta, August 21, 2013 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX/NYSE: NOA) today announced that its previously announced offer (the “Offer”) to acquire up to $170,000,000 of aggregate principal amount of the outstanding 9.125% Series 1 Senior Unsecured Debentures due 2017 (the “Notes”) at a price of $1,000 for each $1,000 principal amount of Notes (referred to as a Net Proceeds Offer under the indenture under which the Notes were issued (the “Indenture”)) has expired. An aggregate of $8,080,000 of aggregate principal amount of Notes were tendered to the Offer.

Consequently, as previously announced, $141,920,000 of aggregate principal amount of Notes will be redeemed on August 27, 2013 (the “Redemption Date”). The redemption price (the “Redemption Price”) for the Notes will be 104.563% of the principal amount of the Notes redeemed, plus accrued and unpaid interest on the Notes to but not including the Redemption Date of approximately $35.50 per $1,000 of principal amount of Notes. The record date for the redemption will be August 23, 2013, such that holders of record at the close of business on August 23, 2013 will have Notes redeemed on a pro rata basis on August 27, 2013.

Pursuant to the Indenture, the Notes to be redeemed shall be selected by the Trustee under the Indenture on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Notes registered in the name of a holder of Notes (a “Holder”), and as all of the outstanding Notes are held in book-entry form through the facilities of CDS Clearing and Depositary Services Inc. and are registered in the name of CDS & Co. (collectively “CDS”), the Notes held by beneficial Holders to be redeemed shall be selected on a pro rata basis in accordance with CDS’ policies and procedures.

On the Redemption Date, the Redemption Price will become due and payable together with the accrued interest to but excluding the Redemption Date, and from and after such Redemption Date if monies necessary to redeem such Debentures shall have been deposited as provided for in the Indenture, interest on the Debentures shall cease.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction and mining services in Western Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The company maintains one of the largest independently owned equipment fleets in the region.

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca

NEWS RELEASE

Forward Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include general economic and market conditions, success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Office: (780) 960-4519
Email: dbrunetta@nacg.ca